Exhibit 99.2

NEWS RELEASE

Lithium Argentina Provides 2024 Production Results,
2025 Guidance and Update on Special Meeting of Shareholders

January 8, 2025 – Vancouver, Canada: Lithium Americas (Argentina) Corp. (“Lithium Argentina” or the “Company”) (TSX: LAAC) (NYSE: LAAC) is pleased to announce its 2024 production results for the Caucharí-Olaroz lithium brine operations (“Caucharí-Olaroz” or the “Operation”) in Argentina and provide production guidance for 2025.

HIGHLIGHTS

•	Achieved 2024 production guidance with approximately 25,400 tonnes of lithium carbonate produced.
•	Production averaged 85% of design capacity during the fourth quarter of 2024.
•	2025 production guidance set at 30,000 - 35,000 tonnes of lithium carbonate.
•	An updated technical report on Stage 1 of Caucharí-Olaroz was filed.
•	Lithium Argentina will hold a special meeting of shareholders on January 17, 2025, to approve the redomiciling of the Company to Switzerland with amendments to certain resolutions outlined below.

Caucharí-Olaroz achieved 2024 production targets producing approximately 25,400 tonnes of lithium carbonate. Fourth quarter production volumes reached approximately 8,500 tonnes, a 25% increase compared to the third quarter of the year.

“We are exceptionally proud of our achievements this year, which reflect the outstanding performance of our team and our commitment to operational excellence,” commented Sam Pigott, Lithium Argentina’s President and CEO. “Our results reflect the dedication and collaboration of our technical teams in Argentina and abroad.”

“As we look ahead to 2025, our focus will shift towards improving the stability and consistency of our operations and further optimizing our cost profile. We look forward to developing our future growth plans this year and are excited to continue playing a key role in Argentina's transformation as a global leader in the lithium industry.”

For 2025, Caucharí-Olaroz is expected to produce between 30,000 - 35,000 tonnes of lithium carbonate with a focus on optimizing operations to achieve higher production rates near nameplate capacity, more consistent quality and lower unit operating costs.

Updated Technical Report

The Company filed an updated technical report (the “Technical Report”) for Caucharí-Olaroz’ initial 40,000 tonnes per annum of lithium carbonate production (“Stage 1”). The Operation is owned by Ganfeng Lithium Co. Ltd (“Ganfeng”), Lithium Argentina and Jujuy Energía y Minería Sociedad del Estado (“JEMSE”) with 46.7%, 44.8% and 8.5% interest, respectively.

The Technical Report reflects development progress and updated operational, cost and economic parameters for the Operation as of December 31, 2024. The Company’s revised long-term operating cost estimate is approximately $6,543 per tonne of lithium carbonate based on Caucharí-Olaroz’ current performance. The Technical Report outlines an updated after-tax NPV(8%) for Stage 1 estimated at $3.6 billion on a 100% basis using Benchmark Minerals Inc.’s most recent price forecast.

A full copy of the Technical Report entitled “Operational Technical Report at the Cauchari-Olaroz Salars, Jujuy Province, Argentina”, with an effective date of December 31, 2024 is available at www.sedarplus.ca.

Upcoming Special Meeting of Shareholders

Lithium Argentina also announced today that it has adopted amendments to certain resolutions to be approved at its special meeting of shareholders to be held on January 17, 2025 (the “Meeting”) to approve the redomiciling of the Company in Switzerland under the new name, Lithium Argentina AG, and ancillary matters (“Ancillary Resolutions”).

News Release:
2024 Production Update, 2025 Guidance and Update on Special Meeting of Shareholders

NEWS RELEASE

Lithium Argentina Provides 2024 Production Results,
2025 Guidance and Update on Special Meeting of Shareholders

The Board of Directors of the Company recommends that Shareholders vote IN FAVOR of redomiciling and the Ancillary Resolutions ahead of the proxy voting deadline on Wednesday, January 15, 2025 at 10:00 am PT.

At the Meeting, the Company will propose amendments to Ancillary Resolutions (d), (e), (f) and (g) outlined in its management information circular dated December 4, 2024. In keeping with Lithium Argentina’s commitment to both the best interests of shareholders and adherence to governance best practices, the foregoing amendments to the Ancillary Resolutions are as follows:

(d)	approval of the introduction of a capital band (the “Capital Band Resolution”): The Company will amend the proposed Capital Band Resolution to lower the proposed maximum upper limit and lower limit of the capital band of the Company’s current share capital from 20% to 10% and reflect same in the proposed Articles of Association.

(e)	approval of the introduction of conditional capital for equity incentive plans (the “Equity Incentive Conditional Capital Resolution”): The Company will amend the proposed Equity Incentive Conditional Capital Resolution to lower the proposed maximum authorization to increase the conditional share capital for equity incentive plans of the Company from 15% of the Company’s current share capital to 10% and reflect same in the proposed Articles of Association.

(f)	approval of the introduction of conditional capital for financing purposes (the “Financing Conditional Capital Resolution”): The Company will amend the proposed Financing Conditional Capital Resolution to lower the maximum authorization to increase the conditional share capital for financing purposes of the Company from 20% of the Company’s current share capital to 10% and reflect same in the proposed Articles of Association.

(g)	approval of the new articles of association (general revision of the articles of association) (the “New Articles Resolution”): The Company will amend the New Articles Resolution to adopt the proposed Articles of Association with the following amendments to Article 13(2) thereof to read as follows in order to define a five year time limit by which the Company will have authority to hold virtual shareholder meetings without further shareholder approval. Until 17 January 2030, the shareholders' meetings may be held by electronic means without a venue.

With respect to the proposed Equity Incentive Conditional Capital Resolution, the Company clarifies that the conditional capital for equity incentive plans will be utilized to support issuances under its existing 8% rolling Equity Incentive Plan last approved by a vast majority of the votes cast by the Company’s shareholders at its 2024 annual shareholder meeting. The ability of the Company to adequately compensate its current and prospective officers, directors and employees by offering incentives aligning their interests with those of its shareholders is of paramount importance for the success of the Company and is in the best interest of the Company and its shareholders. In accordance with the requirements of the Toronto Stock Exchange, the Company does not issue securities-based compensation arrangements other than under its Equity Incentive Plan or other plans or arrangements as approved by shareholders. The allocation of shares for issuance under the Company’s Equity Incentive Plan is subject to reapproval by shareholders every three (3) years in accordance with the TSX Company Manual.

In connection with the proposed Financing Conditional Capital Resolution, the Company wishes to clarify that approximately 8.4% of the conditional capital relates to supporting its existing obligations with respect to the issuance of common shares upon conversion of its currently outstanding 1.75% Convertible Senior Notes due 2027 and therefore does not constitute a new increase to its reserved share capital in respect to the convertible notes.

In line with Lithium Argentina’s commitment to both the best interests of shareholders and adherence to governance best practices, the Company is committed to conducting future shareholder meetings in a hybrid or in-person format. However, recognizing the importance of adaptability in extraordinary circumstances, such as pandemics, health emergencies, or other unforeseen external events, the Company will retain the flexibility to hold virtual-only meetings when necessary until January 17, 2030 in the event such circumstances arise.

News Release:
2024 Production Update, 2025 Guidance and Update on Special Meeting of Shareholders

NEWS RELEASE

Lithium Argentina Provides 2024 Production Results,
2025 Guidance and Update on Special Meeting of Shareholders

In the event it holds a virtual meeting only in the future, the Company must ensure in accordance with Swiss law that shareholders will have the same rights participating electronically as they would have for an in-person meeting. Without limitation to the foregoing, as required by Article 701c – 701f of the Swiss Code of Obligations, the board of the Company will ensure that the identity of the participants is verified, that votes are transmitted in real-time, that shareholders are able to submit motions and participate in discussions, and that voting results cannot be manipulated. Consistent with our past practices, clear procedures will be set and disclosed in the Company’s future meeting materials to ensure that shareholders can effectively participate in the meetings and meaningfully communicate with the Company’s management and directors.

Meeting materials are available on Lithium Argentina’s website at http://lithium-argentina.com/investor-relations/Special-Meeting, and under the Company’s SEDAR+ and EDGAR profile at www.sedarplus.ca and www.sec.gov, respectively, before casting your vote.

Shareholders who have questions or require assistance in voting their shares are encouraged to contact Laurel Hill Advisory Group, the Company’s proxy solicitation agent, by telephone at 1-877-452-7184 (North American Toll Free) or 416-304-0211 (Collect Outside North America), or by email at assistance@laurelhill.com.

Technical Information

The Technical Report has been prepared by the following independent Qualified Persons:

Ernest Burga, P.Eng.

David Burga, P.Geo.

Daniel Weber, P.G., RM-SME

Anthony Sanford, Pr.Sci.Nat.

Marek Dworzanowski, CEng, PrEng.

The technical information in this news release with respect to Caucharí-Olaroz, has been reviewed and approved by Ernest Burga, P.Eng.

Further detailed information about the Caucharí-Olaroz, including a description of the key assumptions, parameters and risks associated with the information discussed in this news release is contained in the Technical Report.

ABOUT LITHIUM ARGENTINA

Lithium Argentina is an emerging producer of lithium carbonate for use primarily in lithium-ion batteries and electric vehicles. The Company, in partnership with Ganfeng operates the Caucharí-Olaroz lithium brine operation in Argentina and advancing development of additional lithium resources in the region. Lithium Argentina currently trades on the TSX and on the NYSE.

For further information contact:

Investor Relations

Telephone: +1 778-653-8092

Email: kelly.obrien@lithium-argentina.com

Website: www.lithium-argentina.com

News Release:
2024 Production Update, 2025 Guidance and Update on Special Meeting of Shareholders

FORWARD-LOOKING INFORMATION

This news release contains “forward-looking information” and “forward-looking statements” (which we refer to collectively as forward-looking information) under the provisions of applicable securities legislation. Forward-looking information can be identified by the use of words such as seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “propose”, “potential”, “target”, “intend”, “could”, “might”, “should”, “believe”, “scheduled”, “implement” and similar words or expressions. All statements, other than statements of historical fact, are forward-looking information. Forward-looking information in this news release include, without limitation, information with respect to the following matters or the Company’s expectations relating to such matters: expected operating costs and other cost, operating and economic parameters; after-tax NPV; timing and amount of future production; ; expected capacity of production; the approval of the redomicile and ancillary matters; the holding of a special meeting of shareholders; and its compensation plans.

Forward-looking information may involve known and unknown risks, assumptions

Forward-looking information may involve known and unknown risks, assumptions and uncertainties which may cause the Company’s actual results or performance to differ materially. This information reflects the Company’s current views with respect to future events and is necessarily based upon a number of assumptions that, while considered reasonable by the Company today, are inherently subject to significant uncertainties and contingences, and accordingly, the Company can give no assurance that these assumptions and expectations will prove to be correct. With respect to forward-looking information included in this news release, the Company has made assumptions regarding, among other things: current technological trends; the business relationship between the Company and its joint venture partner; ability to fund its operations; the ability to operate in a safe and effective manner; uncertainties relating to maintaining mining, exploration, environmental and other permits or approvals in Argentina; demand for lithium; impact of increasing competition in the lithium business, including the Company’s competitive position in the industry; general economic conditions; stability and support of legislative, regulatory and community environment in the jurisdiction where it operates; estimates of and changes to market prices for lithium and commodities; estimates costs for the project or operation; estimates of mineral resources and mineral reserves, including whether mineral resources will ever be developed into mineral reserves; reliability of technical data; and the ability to achieve full production; and accuracy of budget and estimates.

News Release:
2024 Production Update, 2025 Guidance and Update on Special Meeting of Shareholders

Forward-looking information also involves known and unknown risks that may cause actual results to differ materially, these risks include, among others: the operation may not operate and produce as planned; cost overruns; market prices affecting development of the operation; risks associated with co-ownership arrangements; risks with ability to successfully secure adequate financing if necessary; risks to the growth of the lithium markets; lithium prices; inability to obtain any future required governmental permits and that operations may be limited by government-imposed limitations; technology risk; inability to achieve and manage expected growth; political risk associated with foreign operations, including co-ownership arrangements with foreign domiciled partners; emerging and developing market risks; risks associated with not having production experience; operational risks; changes in government regulations; changes in environmental requirements; failure to obtain or maintain necessary licenses, permits or approvals; insurance risk; receipt and security of mineral property titles and mineral tenure risk; changes in project or operation parameters; uncertainties associated with estimating mineral resources and mineral reserves, including uncertainties regarding assumptions underlying such estimates; whether mineral resources will ever be converted into mineral reserves; opposition to the; geological or technical or processing problems; liabilities and risks; health and safety risks; unanticipated results; unpredictable weather; unanticipated delays; reduction in demand for lithium; inability to generate profitable operations; restrictive covenants in debt instruments; intellectual property risks; dependency on key personnel; currency and interest rate fluctuations; volatility in general market and industry conditions; uncertainties with respect to obtaining all applicable shareholder, court and regulatory approvals or satisfying other requirements necessity or desirability of permitting or facilitating the completion of the redomiciling; being subject to satisfying all conditions prescribed by applicable stock exchanges; there being no guarantee that the redomiciling will procure the anticipated benefits nor that the expected impacts will materialize as expected; potential adverse tax consequences resulting from the transaction; discretion of the Company to implement the redomicile or not; risks associated with the Company being governed under a different corporate legal regime post continuation; change in the rights of shareholders as a result of the continuation; unforeseen events that could prevent, delay in or increase in cost of completing the continuation. Additional risks, assumptions and other factors are set out in the Company’s management discussion analysis and most recent annual information form, copies of which are available on SEDAR+ at www.sedarplus.ca

Although the Company has attempted to identify important risks and assumptions, given the inherent uncertainties in such forward-looking information, there may be other factors that cause results to differ materially. Forward-looking information is made as of the date hereof and the Company does not intend, and expressly disclaims any obligation to, update or revise the forward-looking information contained in this news release, except as required by law. Accordingly, readers are cautioned not to place undue reliance on forward-looking information.

News Release:
2024 Production Update, 2025 Guidance and Update on Special Meeting of Shareholders